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August 31, 2001
RE: Offer to Purchase Limited Partnership Interests

Dear Fellow Investor:

Madison Liquidity Investors 114 LLC is seeking to buy your Limited Partnership Units in Marriott Residence Inn Limited Partnership for $400 per Unit in cash. Our Offer Price will be reduced by any distributions made on or after August 31, 2001, and will include interest as provided in the Offer to Purchase.

The Purchaser is owned by MRI Partners, LLC, a joint venture between subsidiaries of Madison Capital Management, LLC and Haberhill LLC. Madison is a privately-held investment firm which purchases units in hundreds of under-performing limited partnerships. To date, over 60,000 limited partners nationwide in over 320 limited partnerships have chosen to sell their units to Madison, making it a leading and reliable choice for limited partnership investors seeking a timely, cost-effective liquidity option. Haberhill is a privately-held real estate investment advisory firm. None of the Purchaser, Madison nor Haberhill is affiliated with the Partnership or its general partner. We are principals seeking to acquire Units for our investment portfolio only (we are not a matching service or professional broker who regularly resells units).

Please consider the following in evaluating our Offer:

 . SIGNIFICANTLY HIGHER PRICE THAN RECENT OFFER. We are aware of two recent tender offers made by Equity Resource Lexington Fund LP at $300 per Unit and Sutter Opportunity Fund 2, LLC at $175 per Unit. Our offer price of $400 per unit is 33% and 129% higher than these two offers, respectively. Unitholders should note, unlike our Offer, these tenders do not offer withdrawal rights, proration or interest.

 . HIGHER PRICE THAN RECENT SALES. Our Offer Price of $400 per Unit is 103% higher than the recent secondary market prices as reported in the most recent edition of The Partnership Spectrum. The weighted average of secondary market prices for Units sold during the period from April 2001 - May 2001 was $219 per Unit (before netting out typical fees and commissions of 10%), according to the May/June 2001 issue of The Spectrum. When adjusted for typical fee and commission charges of 10%, the net weighted average trading price would be $197 per Unit.

 . DISTRIBUTIONS ARE SUSPENDED. The Partnership has not paid any distributions from operations since February 1998. It is required to make debt service payments, payments to capital expenditure reserve accounts and payments to the property manager before distributions to limited partners can be reinstated. In its 2000 annual report, the Partnership states that "It appears unlikely that cash distributions will be possible for the next several years."

 . RECENT ARTICLE ON THE PARTNERSHIP. In the March/April 2001 issue of The Partnership Spectrum the following comment about the Partnership was made, "Not only are [limited partners] apparently stuck in [the Partnership] for some time to come, they are being allocated significant taxable income without receiving any corresponding distributions. According to Host Marriott, [the Partnership is] expected to generate [$173 per unit] in taxable income for 2001 which means that [limited partners] must pay Uncle Sam to continue owning [their investment]. This has caused many [limited partners] to dump their units in the secondary market where unit prices have dropped significantly in the past two years to settle in at around $200." The taxable income mentioned above is for 2001 only and may change in future years.

 . THE PARTNERSHIP HAS SIGNIFICANT INDEBTEDNESS. The Partnership's indebtedness consists of two mortgage notes totaling approximately $96 million, which bear interest at a rate of approximately 10.13%, mature on September 30, 2002 and are secured by the Partnership's properties. Except in limited circumstances, these loans cannot be prepaid without significant penalty.

      Madison Liquidity Investors 114, LLC 6143 South Willow Drive Ste. 200
                Greenwood Village, CO 80111 Phone: (800) 269-7313
                           Facsimile: (303) 957-2098


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 . CAPITAL EXPENDITURES. Under its property management agreement, the Partnership is required to maintain a property improvement fund to finance necessary capital improvements. The fund has contained insufficient capital to meet current needs since the beginning of 1998. The Partnership has said in its 2000 annual report, "[t]he shortfall is primarily due to the need for suite refurbishments at a majority of the Inns as part of ongoing, routine, capital maintenance. To address the shortfall, [the Partnership] provided additional cash of $1.5 million to the property improvement fund in the first quarter of 1999 and provided additional cash of $1.2 million to the fund in the first quarter of 2000." In the Partnership's most recent Quarterly Report on Form 10-Q, it reports that the property manager estimated that approximately $47 million may be required over the next five years to finance capital improvements.

 . ILLIQUID UNITS. Since the Units are not regularly traded in a formal market, they are difficult to sell. The Partnership has not announced any alternative source of liquidity for Unitholders.

 . YOU WILL FOREGO FUTURE BENEFITS OF OWNING UNITS. Tendering Unitholders will give up the opportunity to participate in any future benefits of ownership, including potential future distributions by the Partnership. The Offer Price may be less than the total amount which you might otherwise receive with respect to your Units over the remaining term of the Partnership.

 . WE SEEK TO MAKE A PROFIT ON THE PURCHASE OF UNITS. We are making the Offer for investment purposes and with the intention of making a profit from ownership of the Units. In establishing the Offer Price, we are motivated to establish the lowest price that might be acceptable to Unitholders consistent with our objectives, which may conflict with your interest in receiving the highest price for your Units

 . CONDITIONS OF SALE. Our obligation to purchase Units is subject to our right to prorate among tendering Unitholders the number of Units we will purchase, as well as other conditions set forth in the Offer to Purchase.

 . YOU MAY ATTEMPT TO SELL IN THE SECONDARY MARKET. The Offer Price is greater than prices recently quoted by secondary market matching services. We also believe that transactions through these secondary market services are costly and time consuming, and that quoted prices often differ from the price a seller actually receives.

We will purchase a maximum of 20% of the outstanding Units in our Offer. If Unitholders offer us more, we will prorate our purchase ratably to all sellers. You will be paid promptly following (i) receipt of a valid, properly executed Agreement of Assignment and Transfer (see the enclosed document) and (ii) transfer of the Units to us, subject to Section 4 - "Proration" of the Offer to Purchase and the other terms and conditions of the Offer. All sales of Units will be irrevocable by you, subject to Section 5 - "Withdrawal Rights" of the Offer to Purchase. The Offer to Purchase, Exhibit (a)(1) to the Schedule TO, contains a full discussion of the terms of the Offer.

The General Partner does not disclose a net asset value for the Units. The General Partner is expected to announce a recommendation with regards to our offer within 10 business days after the mail date of the offer or as soon as possible upon becoming aware of the offer. You may wish to consult with the General Partner before deciding whether or not to tender your units.

If you wish to accept our Offer:
1. Please complete the Medallion Signature Guarantee on the enclosed Agreement of Assignment and Transfer (this can be done by your broker or a bank where you have an account).
2. Return it in the enclosed envelope, along with your Limited Partnership Certificate (if one was issued to you and is available).
3. Send your Agreement to 6143 South Willow Drive, Suite 200, Greenwood Village, Colorado 80111.

Our offer will expire at 5:00 pm EDT on October 2, 2001, subject to any extension. We encourage you to act promptly. We will automatically extend our Offer by ten business days if any distributions are made by the Partnership within ten business days of the expiration of the Offer. By accepting the offer, you will agree that we are entitled to all distributions made by the Partnership on or after August 31, 2001. Unless the General Partner pays the distribution directly to us or you remit the amount of the distribution to us, we will reduce the Offer Price you receive by the amount of the distribution. If the Offer is extended or a distribution occurs within the Offer period, we will issue a press release. Those who wish to obtain additional information on press releases, possible extensions or how distributions paid by the Partnership may affect the payment process (including the final payment amount) may call our customer service line at the number below. We reserve the right to extend, amend or terminate the Offer.

Please call us at (800) 269-7313 (toll-free), or send a fax to (303) 957-2098, if you have any questions. If you miss the Expiration Date and still wish to sell, please call us to learn if we are able to accept your Units. Thank you for your consideration of our offer.


Very truly yours,


Madison Liquidity Investors 114, LLC

     Madison Liquidity Investors 114, LLC 6143 South Willow Drive Ste. 200
               Greenwood Village, CO 80111 Phone: (800) 269-7313
                           Facsimile: (303) 957-2098


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Questions and Answers

Why would I want to sell my Units to you?

Have your original objectives for this investment been met? Are you pleased with the way this investment has performed to date? We have found many investors have been in such investments far longer than they expected with disappointing returns. In addition, limited partnership tax reporting can often be burdensome and costly, especially if you have an accountant prepare your taxes. Many states require limited partners to file state returns, and potentially pay taxes, if the partnership owns properties there, regardless of the partnership's overall profitability. Many investors come to realize their original projections may never be met and, therefore, a purchase offer for an under-performing investment with an uncertain termination date may be an opportunity worthy of consideration.

Who are you and why do you want to buy my Units?

The Purchaser is owned by MRI Partners, LLC, a joint venture between Madison and Haberhill. Madison purchases units in hundreds of underperforming limited partnerships for its own investment portfolio, not for the purpose of reselling units or matching buyers and sellers, as is the case with secondary market matching services. Unlike other firms that purchase limited partnership units, we are generally not interested in acquiring controlling interests. Buying a broad portfolio of limited partnerships allows us to diversify and therefore mitigate our risk.

By agreeing to sell to us, you are assuring yourself an exit, subject to proration and other conditions being met. A secondary market firm cannot assure a sale unless it locates an interested buyer. Most individual investors are not interested in purchasing limited partnership units for their investment portfolios, so we are providing you with a liquidity option that is generally not otherwise readily available.

Throughout its history, Madison and its affiliates have invested in excess of $130 million to acquire illiquid financial assets. We have more than adequate resources to fund the acquisition of all Units subject to our Offer and associated costs.

What are the tax consequences of selling?

We cannot accurately predict the tax consequences of a sale. The following is a brief list of some federal income tax consequences of a sale in our Offer. It does not include any aspect of state, local, foreign or other tax laws. WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO YOUR OWN SITUATION.

1. In general, a selling Unitholder will recognize gain or loss on a sale in the Offer equal to the difference between (i) the amount realized on the sale and
(ii) the holder's adjusted tax basis in the Units sold. Capital gain or loss on a sale will be treated as long-term capital gain or loss if the holding period exceeds one year. Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any year only to the extent of such person's passive activity income for such year, and closely held corporations may not offset such losses against so-called "portfolio" income.

2. A selling Unitholder will be allocated a pro rata share of the Partnership's taxable income or loss with respect to Units sold through the effective date of the sale.

3. A selling Unitholder may be subject to 31% backup withholding unless he or she provides a taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that he or she is awaiting a TIN.

We do not expect that a Unitholder who does not tender will realize any material tax consequences as a result of not tendering. To the extent the Partnership holds debt-financed property or inventory or other assets as a dealer, and if you are a tax-exempt seller (including an IRA), you could realize "unrelated business taxable income" on the sale of a Unit.

How do I subscribe and when will I be paid?

The purchase process involves several steps. By carefully following the instructions on the enclosed checklist, you are ensuring the fastest possible turnaround time. We forward properly completed Agreements of Assignment and Transfer to the General Partner or transfer agent on a weekly basis.

Article Seven of the Partnership's Limited Partnership Agreement provides that assignments and transfers of Units are effective only on the first day of a Fiscal Quarter and that no assignment will be recognized unless an application for assignment and admission as Substituted Limited Partner has been filed with the Partnership at least 15 days prior to the first day of the next Fiscal Quarter. Because the third Fiscal Quarter ends on approximately September 7, 2001, we expect that in all likelihood payment for accepted Units will be delayed until at least the first day of the Partnership's first fiscal quarter (approximately January 1, 2002).

How Did You Get My Name?

The rules of the Securities and Exchange Commission provide that public issuers are required under certain circumstances to either provide bidders such as the Purchaser with a list of its security holders, or to contact security holders on our behalf.

Madison Liquidity Investors 114, LLC
6143 South Willow Drive Ste. 200
Greenwood Village, CO  80111
Phone:  (800) 269-7313
Facsimile:  (303) 957-2098



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To Sell Your Units, Complete the Agreement of Assignment and Transfer:
Follow the instructions below, corresponding to the type of ownership of your Units

Upon our receipt of your properly completed Agreement of Assignment and Transfer (the tan document with the green border included in this package), we will determine if it is complete by the standards described below. If it is not, you will receive a letter from us indicating the information or documents that we need. Please respond promptly, as your failure to do so can add weeks to the processing time.

Individual owner/joint owners of record

Sign Agreement (ALL owners must sign if joint account)
Have every signature Medallion Signature Guaranteed*. Enclose your original limited partnership certificate if one was issued to you. If no certificate is available, please check the appropriate box on the Agreement of Assignment and Transfer.
Return the Agreement to us in the pre-paid/pre-addressed envelope provided. If the individual owner or both joint owners are deceased, please include a certified death certificate and certified Letters of Testamentary, or letters of appointment, showing you as the legal owner of the Units (we cannot accept a photo copy).
If one of the joint owners is deceased please provide a certified death certificate (we cannot accept a photocopy).

IRA and Keogh investors

Beneficial owner should sign Agreement and have the signature Medallion Signature Guaranteed*.
For a speedier turnaround and quicker payment you may send the Agreement of Assignment and Transfer directly to your custodian for their signature and corresponding Medallion Signature Guarantee*. Also please instruct your custodian to forward the documents directly to us after they have been completed.
If more convenient, we can work directly with your custodian to get the necessary custodial signature and then forward your check to your IRA account. Please be sure to provide us with your custodian's name and address, in addition to your IRA account number so that we can expedite the sale. This method of completing the documentation can add weeks to the processing time and would therefore significantly delay payment.

Trust, profit sharing and pension plans

Authorized signatory should sign Agreement (All trustees must sign with every signature Medallion Signature Guaranteed*). Enclose first, last (title and signature pages) and other applicable pages of Trust or Plan Agreement showing signor(s) as authorized.
If any of the original trustees are deceased, all successor trustees must sign with every signature Medallion Signature Guaranteed*. Also include a certified copy of the death certificate and a copy of the entire trust. The plan or trust must be current and in full force and effect.

Corporations

All authorized signatories should sign the Agreement with every signature Medallion Signature Guaranteed*. Include Corporate Resolution (with raised Corporate Seal) showing that signor(s) as authorized.

* Please note: Your bank or brokerage house can provide a Medallion Signature Guarantee.

If you have additional questions or own Units in other partnerships you would consider selling, please call us at (800) 269-7313 (toll-free). We would be happy to talk with you about individual purchases.

Madison Liquidity Investors 114, LLC
6143 South Willow Drive Ste. 200
Greenwood Village, CO  80111
Phone:  (800) 269-7313
Facsimile:  (303) 957-2098